

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2022

Yongchen Lu
Chief Executive Officer
TH International Limited
2501 Central Plaza
227 Huangpi North Road
Shanghai, People's Republic of China, 200003

> **Re: TH International Limited**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Filed March 28, 2022**
> **File No. 333-259743**

Dear Mr. Lu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 18, 2022 letter.

Amendment No. 3 to Registration Statement on Form F-4 filed March 28, 2022

Cover Page

1. We note your response to comment 1, as well as your amended disclosure. Please also include a cross-reference to the risk factor that discusses the inspection time frames under the HFCAA and AHFCAA.

2. We note your amended disclosure that THIL expects to "distribute cash dividends after it becomes profitable." Please revise your disclosure to ensure consistency with your disclosure on page 57, in which you state that you "do not intend to pay dividends for the foreseeable future."

3.   We note your response to comment 3, as well as your amended disclosure. Additionally, please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash and/or assets in the business is in the PRC and/or Hong Kong or your PRC and/or Hong Kong entities, including TH Hong Kong International Limited, Tim Hortons (China) Holdings Co., Tim Hortons (Shanghai) Food and Beverage Co., Ltd., such funds and/or assets may not be available to fund operations or for other use outside of the PRC and/or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash and/or assets. On the cover page, provide cross-references to these other discussions. Last, explain what you mean by "due dates" in your discussion of your intent to settle amounts owed, and include a discussion of such "due dates" in the summary section.

4.   We also note your amended disclosure that "THIL and its PRC subsidiaries are subject to various restrictions on intercompany fund transfers and foreign exchange control." Briefly describe these restrictions on the cover page, and provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well. If you have any other cash management policies that dictate how funds are transferred between you and your subsidiaries (*e.g.,* contractual policies), summarize the policies on your cover page and in the prospectus summary, and include a cross-reference on the cover page to the discussion in the prospectus summary.

<u>Questions and Answers about the Business Combination and the Extraordinary General Meeting, page viii</u>

5.   Please include a question and answer that explains why the parties amended the merger agreement to reduce the valuation of THIL from $1,688,000,000 to $1,400,000,000. Please explain how such agreement affects the various shareholder contingency groups. Please include a discussion of such reduction and the related interests and reasons in the section entitled "Background of the Business Combination."

<u>Q: What happens if a substantial number of public shareholders vote in favor of the Business Combination Proposal . . . ?, page xiii</u>

6.   We note your response to comment 4, as well as your amended disclosure. We note that the amended ownership percentages of the sponsor and existing Silver Crest and THIL shareholders no longer add up to 100% prior to accounting for dilution. Please explain why or revise the chart accordingly to ensure that a complete picture of the company pre-dilution is disclosed to investors. Additionally, we note that the 500,000 shares to be issued through a PIPE to an affiliate of the sponsor is reflected in the line item "PIPE Investors" instead of the line item "The Sponsor," according to your disclosures in footnotes (10) and (12). Please revise to attribute such shares to the sponsor in order to provide shareholders with a balanced picture of the sponsor's ownership following the business combination, or tell us why you do not think this is necessary.

Summary
Shareholder loans and capital contributions., page 5

7. In your discussion of how cash is transferred through your organization, please provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Regulatory Matters, page 20

8. We note your response to comment 6, as well as your disclosure that "THIL believes that it will not be subject to cybersecurity review or reporting requirements under the applicable PRC cybersecurity laws and regulations because it does not qualify as a critical information infrastructure operator and has not conducted any data processing activities that affect or may affect national security or hold personal information of more than one million users following the transfer of control and possession of TH China Data to DataCo." Please update the disclosure, and local counsel's opinion to the extent necessary, to reflect that such data has been transferred to DataCo. Additionally, please ensure your disclosure throughout the proxy statement/prospectus reflects that such transfer has occurred. In this regard, we note your disclosure that you "expect to rely significantly on DataCo" and that you "will pay a service fee to DataCo" (emphasis added).

9. We note your response to comment 8, as well as your amended disclosure that "If THIL fails to receive or maintain any requisite permission or approval from the CSRC or other PRC regulatory authorities for the Business Combination or future offerings, or the waiver for such permission or approval, in a timely manner, or at all . . . ." Please revise to expand this discussion of the consequences to apply to all permissions or approvals from the CSRC, CAC or other PRC regulatory authorities for engaging in the Business Combination, offering your securities, and conducting your operations.

Risk Factors
"The approval and/or other requirements . . . ", page 46

10. We note your response to comment 12, as well as your amended disclosure that "the Business Combination is not subject to filing requirement under the CSRC Draft Rules (if enacted), because [you] initially filed the registration statement/proxy statement in connection with the Business Combination on September 23, 2021 and the Q&A explicitly states that the CSRC Draft Rules would not be applied retrospectively." Please revise your disclosure to provide a further analysis explaining why you would not be subject to the CSRC based on your initial filing date and the Q&A. In this regard, we note that THIL's listing has not yet occurred despite the initial filing date and therefore it does not appear to be retrospective in nature.

Background of the Business Combination, page 90

11.   We note your response to comment 17. Please revise your disclosure to clarify whether any of the PIPE Investments involve new investors with no preexisting relationships that thereby would generate a fee for UBS and/or BofA, or alternatively state that all of the current PIPE Investors have preexisting relationships.

12.   Please explain why THIL requested "Silver Crest's consent to increase the amount of such [permitted] financing from $30 million to $50 million." In connection therewith, please discuss THIL's issuance of convertible notes on December 9, 2021, the same date that Silver Crest provided its consent to THIL regarding such permitted financing.

13.   We note your amended disclosure that the parties amended the merger agreement to remove the minimum cash closing condition. Please explain why such condition was removed, including which party initially proposed such removal and the related reasons or concerns for removing such condition. In revising your disclosure, please address how the interests of the parties evolved from the initial negotiation that accounted for "the expected cash needs of THIL in connection with its long-term growth plans." Please also address the extent to which the parties considered redemptions in negotiating such removal.

14.   We note your amended disclosure that the sponsor "agreed to contribute to the capital of Silver Crest for no consideration 4,312,500 Class B ordinary shares of Silver Crest and 4,450,000 warrants to purchase Class A ordinary shares of Silver Crest." We also note that the sponsor currently owns 8,625,000 Silver Crest Class B Shares and 8,900,000 private warrants in Silver Crest. Please revise your disclosure to state that the sponsor has agreed to contribute half of its equity upon closing of the business combination, if true, and explain why the sponsor has agreed to forfeit such equity stake in the combined company. Please discuss any negotiations between the sponsor, THIL and other interested parties, and include a discussion of such parties' interests, the initial contribution amounts proposed, the decision to no longer provide warrants to a charitable foundation and the sponsor's decision to invest additional capital in THIL through its proposed PIPE investment of $5,000,000 while also forfeiting certain of its sponsor shares and private placement warrants.

15.   We note your amended disclosure regarding the negotiation of "an additional $50,000,000 in pre-merger equity financing." Please revise your disclosure to clarify that this additional equity financing was in addition to the $50,000,000 of permitted financing that Silver Crest consented to on December 9, 2021 and to clarify whether such "additional $50,000,000 in pre-merger equity financing" therefore still remains available. In this regard, it appears that Silver Crest separately consented to the $50 million equity support agreement with Shaolin Capital prior to the amendment that includes such additional permitted financing.

16.   Please provide additional discussion of the negotiation of the equity support agreement
        with Shaolin and the committed equity facility with Shaolin, including a brief description
        of the "issues that remained outstanding," the dates on which the agreements were
        executed, and the discounts and/or premiums that THIL offered to each of such
        institutional investors. Please also disclose that such subscription amount may not exceed
        the sum of shares purchased in the PIPE investment and 50% of the public shares that
        have not been redeemed, and explain why.

17.   Please further discuss the negotiation of the PIPE Subscription Agreements on March 9,
        2022, including why THIL agreed to issue an additional 600,000 shares to each PIPE
        Investor who pays at least $10,000,000. In this regard, we note that Peter Yu, Tim
        Hortons Restaurants International GmbH and TenCent Holdings Limited appear to be
        receiving such consideration according to your disclosure on pages 232-3.

PIPE Subscription Agreement, page 196

18.   Please revise to include a discussion of Tencent Mobility Limited's agreement to purchase
        shares per the PIPE Subscription Agreement.

Taxation
Certain Material U.S. Federal Income Tax Considerations, page 198

19.   We note your response to comment 16. Please delete as inappropriate the phrase
        "customary assumptions, qualifications and limitations" in the first paragraph of this
        section. Revise the subheading "Certain Material U.S. Federal Income Tax
        Considerations" and all references thereto to remove the word "certain." Refer to Section
        III.C.1 of Staff Legal Bulletin No. 19.

General

20.   To the extent that you have one or more directors, officers or members of senior
        management located in the PRC/Hong Kong, please (i) state that is the case and identify
        the relevant individuals in your section entitled "Management Following the Business
        Combination," and (ii) include a separate "Enforceability" section, consistent with Item
        101(g) of Regulation S-K, and a risk factor addressing the challenges of bringing actions
        and enforcing judgments/liabilities against such individuals.

Yongchen Lu
TH International Limited
April 27, 2022
Page 6

       You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 with any other questions.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Trade & Services

cc: John Owen